SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
                AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(b)

                               (Amendment No. 8)*
                               ------------------

                             NORWOOD FINANCIAL CORP.
                             -----------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   669549 10 7
                                   -----------
                                 (CUSIP Number)

                                February 9, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)


* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

------------------------------
CUSIP No.  669549 10 7              13G
------------------------------

--------------------------------------------------------------------------------
 1                      NAME OF REPORTING PERSONS
                        I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS  (ENTITIES
                        ONLY)

                        Wayne Bank Trust Department
--------------------------------------------------------------------------------
 2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                        (b) [_]
                        N/A
--------------------------------------------------------------------------------
 3                      SEC USE ONLY

--------------------------------------------------------------------------------
 4                      CITIZENSHIP OR PLACE OF ORGANIZATION
                        Pennsylvania
--------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
  NUMBER OF                                211,197 Shares *
   SHARES               --------------------------------------------------------
BENEFICIALLY                 6        SHARED VOTING POWER
   OWNED                                         0 Shares
    BY                  --------------------------------------------------------
   EACH                      7        SOLE DISPOSITIVE POWER
 REPORTING                                 211,197 Shares
  PERSON                --------------------------------------------------------
   WITH                      8        SHARED DISPOSITIVE POWER
                                                 0 Shares
--------------------------------------------------------------------------------
 9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                                           211,197 Shares
--------------------------------------------------------------------------------
10                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                        CERTAIN SHARES           [X]
--------------------------------------------------------------------------------
11                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      7.7%
--------------------------------------------------------------------------------
12                      TYPE OF REPORTING PERSON
                                       BK
--------------------------------------------------------------------------------
(*) includes all shares held by trust department - excluding Smith and Gazley


                                Page 2 of 5 pages

Item 1(a).  Name of Issuer:
---------------------------

            Norwood Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------


            717 Main Street, Honesdale, Pennsylvania 18431

Item 2(a).  Name of Person Filing:
----------------------------------

            Wayne Bank Trust Department

Item 2(b). Address of Principal Business Office or, if None,
------------------------------------------------------------
           Residence:
           ----------

           717 Main Street, Honesdale, Pennsylvania 18431

Item 2(c). Citizenship:
-----------------------

           Pennsylvania

Item 2(d). Title of Class of Securities:
----------------------------------------

           Common Stock, $0.10 par value per share.

Item 2(e). CUSIP Number:
------------------------

           669549 10 7

Item 3.   Check whether the person filing is a:
-----------------------------------------------


Item 3(b)  X  Bank, in accordance with Rule 13d-1(b)(1)(ii)(B).
          ---

Item 3(a)(c)(d)(e)(f)(g)(h)(i)(j) - not applicable.

Item 4.   Ownership:
--------------------

         The following information relates to the Wayne Bank Trust Department ownership as of February 5, 2008:

          (a)      Amount beneficially owned:
                   211,197 shares

          (b)      Percent of Class:
                   7.7%


                                Page 3 of 5 pages

         (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     211,197 shares

               (ii)  Shared power to vote or to direct the vote:
                     0 shares

               (iii) Sole power to dispose or to direct the disposition of:
                     211,197 shares

               (iv)  Shared power to dispose or to direct the disposition of:
                     0 shares

         Wayne Bank Trust Department ("Department") is trustee to 20 trust accounts that include, in the aggregate, among their investments the 211,197 shares of common stock of Norwood Financial Corp. The Department has sole voting power with respect to those shares. Furthermore, the Department holds an aggregate of 238,197 shares of Common Stock of Norwood Financial Corp. in seven trust accounts as to which it has no voting power. These shares are excluded from this schedule.

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

         Virtually all of our accounts involve outside persons who have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, securities in such accounts with respect to the class of securities which are subject to this report. However, no such person's rights relate to more than five percent of the class unless such person is identified below.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
----------------------------------------

         Not Applicable.

                                Page 4 of 5 pages

Item 10.  Certification:
------------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 5 of 5 pages

                                    SIGNATURE
                                    ---------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   Wayne Bank Trust Department





Date: February 5, 2008             By:   /s/Wayne D. Wilcha
                                         ---------------------------------------
                                         Wayne D. Wilcha
                                         Senior Vice President and Trust Officer